INTEROFFICE MEMORANDUM

To: Jessica Barberich, Securities and Exchange Commission

From: Rodney Schwatken

Date: March 4, 2009

RE: Information Requested in our Teleconference Meeting on March 2, 2009

Jessica:

I am sending this memorandum in response to the Staff's verbal request for additional information regarding our 2006-1 and 2006-MTA1 securitizations. This informal correspondence will be followed by a communication through the formal channel (via Edgar).

1. Original Loss Expectations

   At inception of the NMFT 2006-1 and NMFT 2006-MTA1 loans securitizations, NovaStar estimated aggregate losses over the life of the loan pools of 2.9% and 1.7%, respectively. We estimated that the aggregate default rate would be 14.4% and 6.7%, respectively, using a severity rate of 20.4% and 24.7%, respectively. Please note that all defaults will not necessarily result in real estate owned. Some losses will occur through the normal liquidation and loss mitigation processes prior to foreclosure, including short sales, etc. NovaStar's loss forecasts do not segregate losses for all types of liquidation and foreclosure processes.

   I have also attached the historical migration of the expected losses for these two loan pools.

   As a point of clarification, please note that the 2006-MTA1 transaction was composed of loans with considerably higher FICO scores than our traditional subprime loans and may be considered prime or "Alt-A" loans. We did not make that distinction during our call on Monday.

2. Amendments to the Servicing and Sale Agreements

   I have attached the following documents:

   a. Excerpts from each of the Servicing and Sale Agreements that stipulate the terms for amendments (section 11.03 in both sets of legal documents),
   b. Amendments executed by NovaStar effective September 30, 2008 that precipitated NovaStar's conclusion regarding derecognition, and
   c. Legal opinions as required in section 11.03.

Please call me if you have additional questions. I will call you to discuss proposed times for our meeting.

NovaStar Financial, Inc.
Summary Loss Information
NMFT 2006-1 and NMFT 2006-MTA1

	Inception	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08
2006-1												
Current Balance	$ 1,349,999,494	$ 1,279,873,013	$ 1,162,647,585	$ 1,072,442,696	$903,079,364	$833,060,511	$772,952,295	$745,169,034	$678 722,944	$618,757,537	$589,427,949	$571,505,047
Total expected losses	2.9%	3.0%	3.4%	3.5%	3.2%	4.0%	4.9%	6.3%	13.6%	14.3%	14.9%	15.1%
2006-MTA1												
Current Balance	$ 1,200,000,000	$ 1,043,753,749	$ 1,116,810,040	$ 1,041,422,471	$908,687,042	$821,101,027	$782,933,501	$762,560,896	$744 947,302	$727,581,093	$708,903,845	$696,914,524
Total expected losses	1.7%	1.4%	1.9%	1.9%	2.1%	2.4%	3.1%	7.0%	13.3%	20.8%	19.8%	18.6%

NOVASTAR FUNDING TRUST, SERIES 2006-1

SECTION 11.03 OF THE SERVICING AND SALE AGREEMENT

SECTION 11.03 AMENDMENT. This agreement may be amended from time to time by the owner trustee, on behalf of the issuing entity, the servicer, the depositor, sponsor, the custodian and the indenture trustee by written agreement, without notice to or consent of the noteholders and without the consent of the hedge counterparties to cure any ambiguity, to correct or supplement any provisions herein, to comply with any changes in the code, or to make any other provisions with respect to matters or questions arising under this agreement which shall not be inconsistent with the provisions of this agreement; *provided, however*, that such action shall not adversely affect in any material respect the interests of any noteholder or the hedge counterparties and will not prevent the notes from being characterized as debt for united states federal income tax purposes or cause the issuing entity to be subject to an entity-level tax for federal income tax purposes, as evidenced by (i) an opinion of counsel stating that such action will not prevent the notes from being characterized as debt for united states federal income tax purposes or cause the issuing entity to be subject to an entity-level tax for federal income tax purposes, at the expense of the party requesting the change, delivered to the indenture trustee to such effect and (ii) (x) an opinion of counsel stating that such action shall not adversely affect in any material respect the interests of any noteholder or the hedge counterparties or (y) a letter from each rating agency confirming that such action will not result in the reduction, qualification or withdrawal of the then-current ratings on the notes. The indenture trustee shall give prompt written notice to the rating agencies of any amendment made pursuant to this section 11.03.

SECTION 11.03 AMENDMENT. (a) This agreement may be amended from time to time by the owner trustee, on behalf of the issuing entity, the seller, the servicer, the depositor, sponsor, the custodian and the indenture trustee by written agreement, without notice to or consent of the noteholders to cure any ambiguity, to correct or supplement any provisions herein, to comply with any changes in the code, or to make any other provisions with respect to matters or questions arising under this agreement which shall not be inconsistent with the provisions of this agreement; provided, however, that such action shall not adversely affect in any material respect the interests of any noteholder and will not prevent the notes from being characterized as debt for united states federal income tax purposes or cause the issuing entity to be subject to an entity-level tax for federal income tax purposes, as evidenced by (i) an Opinion of Counsel stating that such action will not prevent the notes from being characterized as debt for united states federal income tax purposes or cause the issuing entity to be subject to an entity-level tax for federal income tax purposes, at the expense of the party requesting the change, delivered to the indenture trustee to such effect and (ii) (x) an Opinion of Counsel stating that such action shall not adversely affect in any material respect the interests of any noteholder or (y) a letter from each rating agency confirming that such action will not result in the reduction, qualification or withdrawal of the then-current ratings on the notes. The indenture trustee shall give prompt written notice to the rating agencies of any amendment made pursuant to this section 11.03.

(b) This agreement may be amended from time to time by the owner trustee, on behalf of the issuing entity, the servicer, the seller, the depositor, the sponsor, the custodian and the indenture trustee, with the consent of the noteholders representing more than 50% of the outstanding principal balance of the notes of each affected class and all of the certificateholders; *provided, however*, that no such amendment shall reduce in any manner the amount of, or delay the timing of, payments received on mortgage loans which are required to be paid on any class of notes without the consent of the holders of such class of notes or reduce the percentage for the holders of which are required to consent to any such amendment without the consent of the holders of 100% of such class of notes affected thereby.

(c) It shall not be necessary for the consent of holders under this section 11.03 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent shall approve the substance thereof.

(d) Notwithstanding the provisions of this section 11.03, sections 5.17 and 5.18 may be amended as necessary to comply with the provisions of regulation ab without the consent of the noteholders.

(e) In executing, or accepting the additional trusts created by, any supplemental indenture permitted by article ix of the indenture or the modifications thereby of the trusts created by the indenture, the indenture trustee shall be entitled to receive, and (subject to section 6.01 of the indenture) shall be fully protected in relying upon, an opinion of counsel stating that the execution of such supplemental indenture is authorized or permitted by the indenture. The indenture trustee may, but shall not be obligated to, enter into any such

supplemental indenture that affects the indenture trustee's own rights, duties or immunities under the indenture or otherwise. The servicer, on behalf of the issuing entity, shall cause executed copies of any supplemental indentures to be delivered to the rating agencies.

EXECUTION VERSION

AMENDMENT NO. 5
TO THE
SALE AND SERVICING AGREEMENT

Amendment No. 5, dated as of September 30, 2008 (the "Amendment"), to the Sale and Servicing Agreement (the "Agreement") dated as of April 1, 2006, by and among NovaStar Certificates Financing Corporation, as depositor (the "Depositor"), NovaStar Mortgage, Inc., as sponsor (the "Sponsor"), Saxon Mortgage Services, Inc. as servicer (the "Servicer"), NovaStar Mortgage Funding Trust, Series 2006-1, as issuing entity (the "Issuing Entity"), U.S. Bank National Association, as custodian (the "Custodian"), The Bank of New York Mellon (as successor to JPMorgan Chase Bank, National Association), as indenture trustee (the "Indenture Trustee") and The Bank of New York Mellon Trust Company N.A. (as successor to J.P. Morgan Trust Company, National Association), as co-trustee (the "Co-Trustee"). Capitalized terms used and not defined herein shall have the meaning set forth in the Agreement and Appendix I thereto.

WHEREAS the parties hereto have entered into the Agreement;

WHEREAS the parties hereto now wish to amend certain provisions in the Agreement pursuant to Section 11.03 of the Agreement; and

WHEREAS the Indenture Trustee shall not consent to this Amendment to the Agreement unless it shall have first received an Opinion of Counsel, to the effect that (a) this Amendment (i) will not prevent the Notes from being characterized as debt for United States federal income tax purposes or cause the Issuing Entity to be subject to an entity-level tax for federal income tax purposes, and (ii) shall not adversely affect in any material respect the interests of any Noteholder or the Hedge Counterparties, and (b) any applicable requirements and conditions set forth in the Agreement with respect to the adoption of amendments thereto have been complied with.

NOW, THEREFORE, in consideration of the promises and mutual agreements contained herein, the parties hereto agree to amend the Agreement pursuant to Section 11.03 of the Agreement and restate certain provisions thereof as follows:

1. The Amendment.

(a) Revised Section 2.01(c).

Section 2.01(c) is hereby amended and restated in its entirety to read as follows: "[Reserved]."

(b) Revised Section 5.21.

Section 5.21 is hereby amended and restated in its entirety to read as follows: "[Reserved]."

2. Condition to Effectiveness. As a condition to the effectiveness of this Amendment, an Opinion of Counsel satisfying the requirements of Section 11.03 of the Agreement has been received by the parties hereto.

3. Effect of Amendment. This Amendment to the Agreement shall be effective and the Agreement shall be deemed to be modified and amended in accordance herewith on the Payment Date on the date on which the Indenture Trustee receives an executed copy of this Amendment. This Amendment, once effective, shall be effective as of the date first set forth above. The respective rights, limitations, obligations, duties, liabilities and immunities of the Depositor, the Sponsor, the Servicer, the Issuing Entity, the Custodian, the Co-Trustee and the Indenture Trustee shall hereafter be determined, exercised and enforced subject in all respects to such modifications and amendments, and all the terms and conditions of this Amendment shall be and be deemed to be part of the terms and conditions of the Agreement for any and all purposes. The Agreement, as amended hereby, is hereby ratified and confirmed in all respects.

4. The Agreement in Full Force and Effect as Amended. Except as specifically amended hereby, all the terms and conditions of the Agreement shall remain in full force and effect and, except as expressly provided herein, the effectiveness of this Amendment shall not operate as, or constitute a waiver or modification of, any right, power or remedy of any party to the Agreement. All references to the Agreement in any other document or instrument shall be deemed to mean the Agreement as amended by this Amendment.

5. Counterparts. This Amendment may be executed by the parties in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. This Amendment shall become effective when counterparts hereof executed on behalf of such party shall have been received.

6. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of New York applicable to agreements made and to be performed therein.

7. Limitation of Owner Trustee Liability. It is expressly understood and agreed by the parties that (a) this document is executed and delivered by Wilmington Trust Company, not individually or personally, but solely as Owner Trustee, in the exercise of the powers and authority conferred and vested in it, pursuant to the Trust Agreement, (b) each of the representations, undertakings and agreements herein made on the part of the Issuing Entity is made and intended not as personal representations, undertakings and agreements by Wilmington Trust Company but is made and intended for the purpose for binding only the Issuing Entity, (c) nothing herein contained shall be construed as creating any liability on Wilmington Trust Company, individually or personally, to perform any covenant either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties hereto and by any person claiming by, through or under the parties hereto, and (d) under no circumstances shall Wilmington Trust Company be personally liable for the payment of any indebtedness or

expenses of the Issuing Entity or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Issuing Entity under this Amendment or any other related documents.

IN WITNESS WHEREOF, the Depositor, Sponsor, the Servicer, the Issuing Entity, the Indenture Trustee, the Co-Trustee and the Custodian, have caused this Amendment to be duly executed by their officers thereunto duly authorized, all as of the day and year first above written.

NOVASTAR CERTIFICATES FINANCING CORPORATION, as Depositor

By: _______________________
Name: Matt Kaltenrieder
Title: Vice President

NOVASTAR MORTGAGE, INC., as Sponsor

By: _______________________
Name: Matt Kaltenrieder
Title: Vice President

SAXON MORTGAGE SERVICES, INC., as Servicer

By: _______________________
Name:
Title:

NOVASTAR MORTGAGE FUNDING TRUST, SERIES 2006-1, as Issuing Entity

By: WILMINGTON TRUST COMPANY, not in its individual capacity, but solely as Owner Trustee under the Trust Agreement

By: _______________________
Name:
Title:

IN WITNESS WHEREOF, the Depositor, Sponsor, the Servicer, the Issuing Entity, the Indenture Trustee, the Co-Trustee and the Custodian, have caused this Amendment to be duly executed by their officers thereunto duly authorized, all as of the day and year first above written.

NOVASTAR CERTIFICATES FINANCING CORPORATION, as Depositor

By: ______________________________
Name: Matt Kaltenrieder
Title: Vice President

NOVASTAR MORTGAGE, INC., as Sponsor

By: ______________________________
Name: Matt Kaltenrieder
Title: Vice President

SAXON MORTGAGE SERVICES, INC., as Servicer

By: ______________________________
Name: Vara Porter Andrews
Title: SVP

NOVASTAR MORTGAGE FUNDING TRUST, SERIES 2006-1, as Issuing Entity

By: WILMINGTON TRUST COMPANY, not in its individual capacity, but solely as Owner Trustee under the Trust Agreement

By: ______________________________
Name:
Title:

IN WITNESS WHEREOF, the Depositor, Sponsor, the Servicer, the Issuing Entity, the Indenture Trustee, the Co-Trustee and the Custodian, have caused this Amendment to be duly executed by their officers thereunto duly authorized, all as of the day and year first above written.

NOVASTAR CERTIFICATES FINANCING CORPORATION, as Depositor

By: ______________________________
Name: Matt Kaltenrieder
Title: Vice President

NOVASTAR MORTGAGE, INC., as Sponsor

By: ______________________________
Name: Matt Kaltenrieder
Title: Vice President

SAXON MORTGAGE SERVICES, INC., as Servicer

By: ______________________________
Name:
Title:

NOVASTAR MORTGAGE FUNDING TRUST, SERIES 2006-1, as Issuing Entity

By: WILMINGTON TRUST COMPANY, not in its individual capacity, but solely as Owner Trustee under the Trust Agreement

By: [signature]
Name: Christopher M. Cavalli
Title: Authorized Signer

U.S. BANK NATIONAL ASSOCIATION, not in its individual capacity but solely as Custodian

By: Corinne Rhode
Name: CORINNE RHODE
Title: ASSISTANT VICE PRESIDENT

THE BANK OF NEW YORK MELLON, not in its individual capacity but solely as Indenture Trustee

By: ____________________
Name:
Title:

THE BANK OF NEW YORK MELLON TRUST COMPANY N.A., not in its individual capacity but solely as Co-Trustee

By: ____________________
Name:
Title:

[Signature Page for Amendment No. 5 to the Sale and Servicing Agreement]

U.S. BANK NATIONAL ASSOCIATION, as Custodian

By: ______________________________
Name:
Title:

THE BANK OF NEW YORK MELLON, not in its individual capacity but solely as Indenture Trustee

By: ______________________________
Name: Andrew M. Cooper
Title: Assistant Vice President

THE BANK OF NEW YORK MELLON TRUST COMPANY N.A., not in its individual capacity but solely as Co-Trustee

By: ______________________________
Name: Melissa Adelson
Title: Vice President

[Signature Page for Amendment No. 5 to the Sale and Servicing Agreement]

DEWEY & LEBOEUF LLP

Dewey & LeBoeuf LLP
1101 New York Avenue, NW
Washington, DC 20005-4213

tel +1 202 346 8000
fax +1 202 346 8102

September 30, 2008

The Bank of New York Mellon
101 Barclay Street
New York, New York 10286

Re: NovaStar Mortgage Funding Trust, Series 2006-1

Ladies and Gentlemen:

We have acted as tax counsel in connection with that certain Amendment No. 5, dated as of September 30, 2008, (the "Amendment"), with respect to certain provisions of the Sale and Servicing Agreement set forth on Schedule 1 attached hereto (the "Agreement"). Capitalized terms not defined herein have the meaning assigned to them in the Agreement.

This opinion is being delivered pursuant to Section 11.03 of the Agreement. As tax counsel we have examined such documents as we have deemed appropriate for the purpose of rendering the opinions set forth below, including (i) an executed copy of the Agreement and the exhibits attached thereto and (ii) an executed copy of the Amendment.

We have examined the questions of whether the execution of the Amendment will (i) prevent the Notes from being characterized as debt for United States federal income tax purposes or (ii) cause the Issuing Entity to be subject to an entity-level tax for federal income tax purposes. Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. The opinion of tax counsel is not binding on the courts or the Internal Revenue Service.

Based upon the foregoing, we are of the opinion that for United States federal income tax purposes:

1. the Amendment will not prevent the Notes from being characterized as debt; and

2. the execution and delivery of the Amendment will not, in and of itself, cause the Issuing Entity to be subject to an entity-level tax to which it would not otherwise be subject.

The opinions herein are limited to the federal laws of the United States, and we express no opinion as to the laws of any other jurisdiction. The opinions expressed herein are based upon the law in effect and upon such facts as exist as of the date hereof. This opinion letter is provided to you by us in our capacity as tax counsel, and no other person or entity is entitled to rely hereon without our prior written consent. We express no opinion on any matter not discussed in this letter, and we undertake no obligation to update this letter or the opinions contained herein after the date hereof.

Pursuant to U.S. Treasury Department Circular 230, any tax advice contained in this communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties. Further, this advice was written to support the promotion or marketing of the transaction and/or matters addressed herein and each affected party should seek advice based on its particular circumstances from an independent tax advisor.

Very truly yours,

Dewey & LeBoeuf LLP

Schedule I

1. Sale and Servicing Agreement, dated as of April 1, 2006, as amended, among NovaStar Certificates Financing Corporation, as depositor, NovaStar Mortgage, Inc., as sponsor, Saxon Mortgage Services, Inc. as servicer, U.S. Bank, National Association, as custodian, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, National Association), as indenture trustee, and The Bank of New York Mellon Trust Company N.A. (as successor to J.P. Morgan Trust Company, National Association), as co-trustee.

DEWEY & LEBOEUF LLP

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

tel +1 212 259 8000
fax +1 212 259 6333

September 30, 2008

To the parties listed on Annex A attached hereto

Re: NovaStar Mortgage Funding Trust, Series 2006-1

Ladies and Gentlemen:

We have acted as special counsel in connection with that certain Amendment No. 5, dated as of September 30, 2008 (the "Amendment"), with respect to certain provisions of the Sale and Servicing Agreement, dated as of April 1, 2006 (the "Agreement"), by and among NovaStar Certificates Financing Corporation, as depositor, NovaStar Mortgage, Inc., as sponsor, Saxon Mortgage Services, Inc., as servicer, NovaStar Mortgage Funding Trust, Series 2006-1, as issuing entity, U.S. Bank National Association, as custodian, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, National Association), as indenture trustee and The Bank of New York Mellon Trust Company N.A. (as successor to J.P. Morgan Trust Company, National Association), as co-trustee. Capitalized terms not defined herein have the meaning assigned to them in the Agreement.

As special counsel we have examined such documents as we have deemed appropriate for the purpose of rendering the opinions set forth below, including (i) an executed copy of the Agreement and the exhibits attached thereto and (ii) an executed copy of the Amendment.

Based upon the foregoing, we are of the following opinions regarding the amendment of the Agreement by the Amendment:

(i) the execution of the Amendment shall not adversely affect in any material respect the interests of any Noteholder or of any Hedge Counterparty; and

(ii) all conditions precedent to the execution of the Amendment have been met.

The opinions herein are limited to the federal laws of the United States and the laws of the State of New York and we express no opinion as to the laws of any other jurisdiction. The opinions expressed herein are based upon the law in effect and upon such facts as exist as of the date hereof. No responsibility or undertaking is hereby assumed to

advise you of any changes in such laws or facts after the date hereof or of the applicability or effect of the laws of any other jurisdiction.

This opinion letter is provided to you by us, pursuant to Section 11.03 of the Agreement, in our capacity as special counsel and may not be relied upon by any Person for any purpose other than in connection with the Amendment, in each instance, without our prior written consent.

Very truly yours,

Dewey & LeBoeuf LLP

LA1252048.2

Annex A

NovaStar Certificates Financing Corporation
8140 Ward Parkway, Suite 300
Kansas City, Missouri 64114

NovaStar Mortgage, Inc.
8140 Ward Parkway, Suite 300
Kansas City, Missouri 64114

NovaStar Mortgage Funding Trust, Series 2006-1
C/O Wilmington Trust Company
1100 North Market Street
Wilmington, DE 19890

U.S. Bank National Association
4527 Metropolitan Court Suite C
Frederick, MD 21701

Saxon Mortgage Services, Inc.
4708 Mercantile Drive
Fort Worth, Texas 76137

The Bank of New York Mellon
101 Barclay Street
New York, New York 10286

Wachovia Bank, N.A.
301 South College Street, DC-8
Charlotte, North Carolina 28202-0600

The Royal Bank of Scotland plc
600 Steamboat Road
Greenwich, Connecticut 06830
Attn: Legal Department

Deutsche Bank AG, New York
Branch
60 Wall Street
New York, New York 10005-2858

EXECUTION VERSION

AMENDMENT NO. 3
TO THE
SALE AND SERVICING AGREEMENT

Amendment No. 3, dated as of September 30, 2008 (the "Amendment"), to the Sale and Servicing Agreement (the "Agreement") dated as of May 1, 2006, by and among NovaStar Certificates Financing Corporation, as depositor (the "Depositor"), NovaStar Mortgage, Inc., as sponsor (the "Sponsor"), Saxon Mortgage Services, Inc. as servicer (the "Servicer"), NovaStar Financial, Inc., as seller (the "Seller"), NovaStar Mortgage Funding Trust, Series 2006-MTA1, as issuing entity (the "Issuing Entity"), U.S. Bank National Association, as custodian (the "Custodian"), The Bank of New York Mellon (as successor to JPMorgan Chase Bank, National Association), as indenture trustee (the "Indenture Trustee") and The Bank of New York Mellon Trust Company N.A. (as successor to J.P. Morgan Trust Company, National Association), as co-trustee (the "Co-Trustee"). Capitalized terms used and not defined herein shall have the meaning set forth in the Agreement and Appendix I thereto.

WHEREAS the parties hereto have entered into the Agreement;

WHEREAS the parties hereto now wish to amend certain provisions in the Agreement pursuant to Section 11.03 of the Agreement; and

WHEREAS the Indenture Trustee shall not consent to this Amendment to the Agreement unless it shall have first received an Opinion of Counsel, to the effect that (a) this Amendment (i) will not prevent the Notes from being characterized as debt for United States federal income tax purposes or cause the Issuing Entity to be subject to an entity-level tax for federal income tax purposes, and (ii) shall not adversely affect in any material respect the interests of any Noteholder, and (b) any applicable requirements and conditions set forth in the Agreement with respect to the adoption of amendments thereto have been complied with.

NOW, THEREFORE, in consideration of the promises and mutual agreements contained herein, the parties hereto agree to amend the Agreement pursuant to Section 11.03 of the Agreement and restate certain provisions thereof as follows:

1. The Amendment.

(a) Revised Section 2.01(c).

Section 2.01(c) is hereby amended and restated in its entirety to read as follows: "[Reserved]."

(b) Revised Section 5.21.

Section 5.21 is hereby amended and restated in its entirety to read as follows: "[Reserved]."

2. Condition to Effectiveness. As a condition to the effectiveness of this Amendment, an Opinion of Counsel satisfying the requirements of Section 11.03 of the Agreement has been received by the parties hereto.

3. Effect of Amendment. This Amendment to the Agreement shall be effective and the Agreement shall be deemed to be modified and amended in accordance herewith on the Payment Date on the date on which the Indenture Trustee receives an executed copy of this Amendment. This Amendment, once effective, shall be effective as of the date first set forth above. The respective rights, limitations, obligations, duties, liabilities and immunities of the Depositor, the Sponsor, the Servicer, the Issuing Entity, the Custodian, the Co-Trustee and the Indenture Trustee shall hereafter be determined, exercised and enforced subject in all respects to such modifications and amendments, and all the terms and conditions of this Amendment shall be and be deemed to be part of the terms and conditions of the Agreement for any and all purposes. The Agreement, as amended hereby, is hereby ratified and confirmed in all respects.

4. The Agreement in Full Force and Effect as Amended. Except as specifically amended hereby, all the terms and conditions of the Agreement shall remain in full force and effect and, except as expressly provided herein, the effectiveness of this Amendment shall not operate as, or constitute a waiver or modification of, any right, power or remedy of any party to the Agreement. All references to the Agreement in any other document or instrument shall be deemed to mean the Agreement as amended by this Amendment.

5. Counterparts. This Amendment may be executed by the parties in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. This Amendment shall become effective when counterparts hereof executed on behalf of such party shall have been received.

6. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of New York applicable to agreements made and to be performed therein.

7. Limitation of Owner Trustee Liability. It is expressly understood and agreed by the parties that (a) this document is executed and delivered by Wilmington Trust Company, not individually or personally, but solely as Owner Trustee, in the exercise of the powers and authority conferred and vested in it, pursuant to the Trust Agreement, (b) each of the representations, undertakings and agreements herein made on the part of the Issuing Entity is made and intended not as personal representations, undertakings and agreements by Wilmington Trust Company but is made and intended for the purpose for binding only the Issuing Entity, (c) nothing herein contained shall be construed as creating any liability on Wilmington Trust Company, individually or personally, to perform any covenant either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties hereto and by any person claiming by, through or under the parties hereto, and (d) under no circumstances shall Wilmington Trust Company be personally liable for the payment of any indebtedness or

expenses of the Issuing Entity or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Issuing Entity under this Amendment or any other related documents.

IN WITNESS WHEREOF, the Depositor, Sponsor, the Servicer, the Seller, the Issuing Entity, the Indenture Trustee, the Co-Trustee and the Custodian, have caused this Amendment to be duly executed by their officers thereunto duly authorized, all as of the day and year first above written.

NOVASTAR CERTIFICATES FINANCING CORPORATION, as Depositor

By: ______________________
Name: Matt Kaltenrieder
Title: Vice President

NOVASTAR MORTGAGE, INC., as Sponsor

By: ______________________
Name: Matt Kaltenrieder
Title: Vice President

SAXON MORTGAGE SERVICES, INC., as Servicer

By: ______________________
Name:
Title:

NOVASTAR MORTGAGE FUNDING TRUST, SERIES 2006-MTA1, as Issuing Entity

By: WILMINGTON TRUST COMPANY, not in its individual capacity, but solely as Owner Trustee under the Trust Agreement

By: ______________________
Name:
Title:

IN WITNESS WHEREOF, the Depositor, Sponsor, the Servicer, the Seller, the Issuing Entity, the Indenture Trustee, the Co-Trustee and the Custodian, have caused this Amendment to be duly executed by their officers thereunto duly authorized, all as of the day and year first above written.

NOVASTAR CERTIFICATES FINANCING CORPORATION, as Depositor

By: ______________________

Name: Matt Kaltenrieder
Title: Vice President

NOVASTAR MORTGAGE, INC., as Sponsor

By: ______________________

Name: Matt Kaltenrieder
Title: Vice President

SAXON MORTGAGE SERVICES, INC., as Servicer

By: ______________________

Name: Vera Porter Adrews
Title: SVP

NOVASTAR MORTGAGE FUNDING TRUST, SERIES 2006-MTA1, as Issuing Entity

By: WILMINGTON TRUST COMPANY, not in its individual capacity, but solely as Owner Trustee under the Trust Agreement

By: ______________________

Name:
Title:

IN WITNESS WHEREOF, the Depositor, Sponsor, the Servicer, the Seller, the Issuing Entity, the Indenture Trustee, the Co-Trustee and the Custodian, have caused this Amendment to be duly executed by their officers thereunto duly authorized, all as of the day and year first above written.

NOVASTAR CERTIFICATES FINANCING CORPORATION, as Depositor

By: ______________________________
Name: Matt Kaltenrieder
Title: Vice President

NOVASTAR MORTGAGE, INC., as Sponsor

By: ______________________________
Name: Matt Kaltenrieder
Title: Vice President

SAXON MORTGAGE SERVICES, INC., as Servicer

By: ______________________________
Name:
Title:

NOVASTAR MORTGAGE FUNDING TRUST, SERIES 2006-MTA1, as Issuing Entity

By: WILMINGTON TRUST COMPANY, not in its individual capacity, but solely as Owner Trustee under the Trust Agreement

By: ______________________________
Name: Christopher M. Cavalli
Title: Authorized Signer

NOVASTAR FINANCIAL, INC., as Seller

By: [signature]
Name: Matt Kaltenrieder
Title: Vice President

U.S. BANK NATIONAL ASSOCIATION, as Custodian

By: ______________________
Name:
Title:

THE BANK OF NEW YORK MELLON, not in its individual capacity but solely as Indenture Trustee

By: ______________________
Name:
Title:

THE BANK OF NEW YORK MELLON TRUST COMPANY N.A., not in its individual capacity but solely as Co-Trustee

By: ______________________
Name:
Title:

[Signature Page for Amendment No. 3 to the Sale and Servicing Agreement]

NOVASTAR FINANCIAL, INC., as Seller

By:____________________
Name: Matt Kaltenrieder
Title: Vice President

U.S. BANK NATIONAL ASSOCIATION, not in its individual capacity but solely as Custodian

By: Corinne Rhode
Name: CORINNE RHODE
Title: ASSISTANT VICE PRESIDENT

THE BANK OF NEW YORK MELLON, not in its individual capacity but solely as Indenture Trustee

By: ____________________
Name:
Title:

THE BANK OF NEW YORK MELLON TRUST COMPANY N.A., not in its individual capacity but solely as Co-Trustee

By: ____________________
Name:
Title:

[Signature Page for Amendment No. 3 to the Sale and Servicing Agreement]

NOVASTAR FINANCIAL, INC., as Seller

By:____________________
Name: Matt Kaltenrieder
Title: Vice President

U.S. BANK NATIONAL ASSOCIATION, as Custodian

By: ____________________
Name:
Title:

THE BANK OF NEW YORK MELLON, not in its individual capacity but solely as Indenture Trustee

By: ____________________
Name: Andrew M. Cooper
Title: Assistant Vice President

THE BANK OF NEW YORK MELLON TRUST COMPANY N.A., not in its individual capacity but solely as Co-Trustee

By: ____________________
Name: Melissa Adelson
Title: Vice President

[Signature Page for Amendment No. 3 to the Sale and Servicing Agreement]

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

tel +1 212 259 8000
fax +1 212 259 6333

DEWEY & LEBOEUF LLP

September 30, 2008

To the parties listed on Annex A attached hereto

Re: NovaStar Mortgage Funding Trust, Series 2006-MTA1

Ladies and Gentlemen:

We have acted as special counsel in connection with that certain Amendment No. 3, dated as of September 30, 2008 (the "Amendment"), with respect to certain provisions of the Sale and Servicing Agreement, dated as of May 1, 2006 (the "Agreement"), by and among NovaStar Certificates Financing Corporation, as depositor, NovaStar Mortgage, Inc., as sponsor, Saxon Mortgage Services, Inc., as servicer, NovaStar Financial, Inc., as seller, NovaStar Mortgage Funding Trust, Series 2006-MTA1, as issuing entity, U.S. Bank National Association, as custodian, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, National Association), as indenture trustee and The Bank of New York Mellon Trust Company N.A. (as successor to J.P. Morgan Trust Company, National Association), as co-trustee. Capitalized terms not defined herein have the meaning assigned to them in the Agreement.

As special counsel we have examined such documents as we have deemed appropriate for the purpose of rendering the opinions set forth below, including (i) an executed copy of the Agreement and the exhibits attached thereto and (ii) an executed copy of the Amendment.

Based upon the foregoing, we are of the following opinions regarding the amendment of the Agreement by the Amendment:

(i) the execution of the Amendment shall not adversely affect in any material respect the interests of any Noteholder; and

(ii) all conditions precedent to the execution of the Amendment have been met.

The opinions herein are limited to the federal laws of the United States and the laws of the State of New York and we express no opinion as to the laws of any other jurisdiction. The opinions expressed herein are based upon the law in effect and upon such facts as exist as of the date hereof. No responsibility or undertaking is hereby assumed to

advise you of any changes in such laws or facts after the date hereof or of the applicability or effect of the laws of any other jurisdiction.

This opinion letter is provided to you by us, pursuant to Section 11.03 of the Agreement, in our capacity as special counsel and may not be relied upon by any Person for any purpose other than in connection with the Amendment, in each instance, without our prior written consent.

Very truly yours,

Dewey & LeBoeuf LLP

LA1252074.2

Annex A

NovaStar Certificates Financing Corporation
8140 Ward Parkway, Suite 300
Kansas City, Missouri 64114

NovaStar Mortgage, Inc.
8140 Ward Parkway, Suite 300
Kansas City, Missouri 64114

NovaStar Mortgage Funding Trust, Series 2006-MTA1
C/O Wilmington Trust Company
1100 North Market Street
Wilmington, DE 19890

The Bank of New York Mellon
101 Barclay Street
New York, New York 10286

U.S. Bank National Association
4527 Metropolitan Court Suite C
Frederick, MD 21701

Saxon Mortgage Services, Inc.
4708 Mercantile Drive
Fort Worth, Texas 76137

Dewey & LeBoeuf LLP
1101 New York Avenue, NW
Suite 1100
Washington, DC 20005-4213

tel +1 202 346 8000
fax +1 202 346 8102

DEWEY & LEBOEUF

September 30, 2008

The Bank of New York Mellon
101 Barclay Street
New York, New York 10286

Re: NovaStar Mortgage Funding Trust, Series 2006-MTA1

Ladies and Gentlemen:

We have acted as tax counsel in connection with that certain Amendment No. 3, dated as of September 30, 2008, (the "Amendment"), with respect to certain provisions of the Sale and Servicing Agreement set forth on Schedule I attached hereto (the "Agreement"). Capitalized terms not defined herein have the meaning assigned to them in the Agreement.

This opinion is being delivered pursuant to Section 11.03 of the Agreement. As tax counsel we have examined such documents as we have deemed appropriate for the purpose of rendering the opinions set forth below, including (i) an executed copy of the Agreement and the exhibits attached thereto and (ii) an executed copy of the Amendment.

We have examined the questions of whether the execution of the Amendment will (i) prevent the Notes from being characterized as debt for United States federal income tax purposes or (ii) cause the Issuing Entity to be subject to an entity-level tax for federal income tax purposes. Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. The opinion of tax counsel is not binding on the courts or the Internal Revenue Service.

Based upon the foregoing, we are of the opinion that for United States federal income tax purposes:

1. the Amendment will not prevent the Notes from being characterized as debt; and

2. the execution and delivery of the Amendment will not, in and of itself, cause the Issuing Entity to be subject to an entity-level tax to which it would not otherwise be subject.

The opinions herein are limited to the federal laws of the United States, and we express no opinion as to the laws of any other jurisdiction. The opinions expressed herein are based upon the law in effect and upon such facts as exist as of the date hereof. This opinion letter is provided to you by us in our capacity as tax counsel, and no other person or entity is entitled to rely hereon without our prior written consent. We express no opinion on any matter not discussed in this letter, and we undertake no obligation to update this letter or the opinions contained herein after the date hereof.

Pursuant to U.S. Treasury Department Circular 230, any tax advice contained in this communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties. Further, this advice was written to support the promotion or marketing of the transaction and/or matters addressed herein and each affected party should seek advice based on its particular circumstances from an independent tax advisor.

Very truly yours,

Dewey & LeBoeuf LLP

Schedule I

1. Sale and Servicing Agreement, dated as of May 1, 2006, as amended, among NovaStar Certificates Financing Corporation, as depositor, NovaStar Mortgage, Inc., as sponsor, Saxon Mortgage Services, Inc., as servicer, NovaStar Financial, Inc., as seller, U.S. Bank, National Association, as custodian, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, National Association), as indenture trustee, and The Bank of New York Mellon Trust Company N.A. (as successor to J.P. Morgan Trust Company, National Association), as co-trustee.